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              [Letterhead of York, Neel & Co.-Hopkinsville, LLP]



October 3, 1997



Mr. Bruce Thomas, President
Hopkinsville Federal Savings Bank
2700 Fort Campbell Boulevard
Hopkinsville, KY  42240

Dear Mr. Thomas:

You have requested our opinion as to the Commonwealth of Kentucky income tax consequences to be accorded a transaction whereby Hopkinsville Federal Savings Bank (the "Bank"), a federally chartered mutual savings bank, will convert to a federally chartered stock savings bank (the "Stock Bank"), and concurrently be acquired by HopFed Bancorp, Inc. (the "Holding Company").

You have previously received a favorable opinion of legal counsel stating that the proposed transaction would result in no adverse federal income tax consequences to the Bank, Stock Bank, Holding Company, or the eligible account holders and other preference categories of the Bank or the shareholders of the Holding Company under the Internal Revenue Code of 1986, as amended ("Code").

The federal tax opinion provides that based upon the facts of the proposed transaction, the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank will constitute a reorganization as that term is defined in Section 368(a)(1)(F) of the Code. Furthermore, the opinion states that the Stock Bank, Holding Company, and the shareholders of the Holding Company will recognize no gain or loss as a result of the acquisition of 100% of Stock Bank's stock by Holding Company.

The statement of facts and representations and declarations of the management of the Holding Company and the Bank included in the federal tax opinion are incorporated herein by reference. No party to the proposed transaction has any net operating loss or credit carryovers.
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Mr. Bruce Thomas
Hopkinsville Federal Savings Bank

October 3, 1997
Page 2


The Commonwealth of Kentucky will, for income tax purposes, accord the transaction the identical treatment which it receives for federal income tax purposes. Based on the facts attendant to the proposed transaction, it is our opinion that under the laws and administrative provisions of the Commonwealth of Kentucky, including Kentucky Revised Statutes ("KRS") 141.010(3), KRS 141.050(1), and Rev. Pol. 41P260, no adverse Kentucky income tax consequences will be incurred by the Bank, Stock Bank, Holding Company, the eligible account holders or the shareholders of the Holding Company as a result of the consummation of the proposed transaction.

No opinion is expressed with respect to any matter other than the Commonwealth of Kentucky income tax consequences, including but not limited to any franchise or capital stock taxes which might result from the consummation of the proposed transaction.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission and the OTS as exhibits to the Registration Statement and Form AC, respectively, and the references to our firm in the Prospectus, which is a part of both the Registration Statement and Form AC, under the headings "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Tax Effects" and "Tax Opinions".

Sincerely,

/s/ York, Neel & Co.-Hopkinsville, LLP

York, Neel & Co.-Hopkinsville, LLP